Exhibit 23

                      [LETTERHEAD OF DE VISSER & COMPANY]

January 9, 2001

To Whom it May Concern:

The firm of De Visser & Company, Chartered Accountants consents to the inclusion of our report of November 6, 2000, on the financial statements of Tugboat International Inc. as of September 30, 2000, in any filings that are necessary now or in the near future with the U.S. Securities and Exchange Commission.

Yours very truly,

DE VISSER & COMPANY

/s/ De Visser & Co

Peter de Visser